May 21, 2025

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs / Mesdames:

Re:      Dolly Varden Silver Corporation

We refer to the prospectus supplement dated May 21, 2025 to the short form base shelf prospectus dated April 25, 2023 of Dolly Varden Silver Corporation (the "Company") relating to the sale and issue of 295,699 common shares.

We consent to being named and to the use, through incorporation by reference in the above-mentioned prospectus supplement, of our report dated February 28, 2025 to the shareholders of the Company on the following financial statements:

 Consolidated statements of financial position as at December 31, 2024 and 2023;

 Consolidated statements of loss and comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2024 and 2023, and notes to the consolidated financial statements, including material accounting policy information.

We report that we have read the prospectus supplement and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus supplement as these terms are described in the CPA Canada Handbook - Assurance.

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Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants